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                                                    Philadelphia, PA  19103-7098
                                                       Telephone  (215) 564-8000
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Barbara A. Nugent
BNugent@stradley.com
215-564-8092

                                  March 8, 2005

VIA EDGAR

Ms. Mary Cole
U.S. Securities and Exchange Commission
Division of Investment Management
450 fifth Street, N.W.
Washington, D.C.  20549

     RE:  Gartmore   Mutual   Funds   (formerly,    Nationwide    Mutual   Fund)
          ("Registrant") SEC File Nos. 333-40455/811-08495; CIK No. 0001048702

Dear Ms. Cole:

     We are writing on behalf of the  above-referenced  Registrant,  pursuant to
Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the  U.S.  Securities  and  Exchange  Commission  (the  "Commission")  to the
withdrawal of an incompletely filed post-effective amendment to the Registrant's registration statement on Form N-1A. Such filing was "received" by EDGAR at 9:24
p.m. on Friday, February 25, 2005 but not "accepted" by EDGAR until 8:57 a.m. on
Monday, February 28, 2005 (Accession No.  0000950116-05-000789) but omitted Part
B of the  Registration  Statement.  The  Registrant  has  informed  us  that  no securities  were  sold  using  the forms of  prospectuses  contained  in, or the
Statement of Additional Information omitted from, such filing and none will be.

     Therefore, Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's  incompletely filed  post-effective  amendment to its registration statement on Form N-1A (Accession No. 000950116-05-000789).

     If you have any  questions,  or  require  anything  further  regarding  the request,  please contact me at (215)  564-8092,  or in my absence,  Allan Oster,
Esquire, Esquire,  Assistant General Counsel, Gartmore Global Investments,  Inc.
at (215) 530-1467.

                                                     Sincerely,

                                                     /s/Barabara A. Nugent
                                                     Barbara A. Nugent

cc:      Allan Oster, Esquire

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